UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549

Form 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 001-31446

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Magnum Hunter Resources, Inc. 401(k)
Employee Stock Ownership Plan

Financial Statements
For the Years Ended
December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan
Denver, Colorado

We have audited the accompanying Statements of Net Assets Available for Benefits of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 2005. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits and schedules for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets Held For Investment Purposes and Schedule H, Line 4j — Schedule of Reportable Transactions, as of or for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, the Plan’s sponsor terminated the Plan effective as of June 6, 2005.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting, from the accrual basis used in presenting the 2004 financial statements to the liquidation basis used in presenting the 2005 financial statements.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
September 12, 2007

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

Assets:
Investments, at fair value:
Cash	$10,644	$22,243	$13,316	$—	$46,203
Mutual funds	6,310,821	—	—	—	6,310,821
Stock	88,453	9,994	110,631	—	209,078
Company stock	4,924,243	992,149	10,872,654	—	16,789,046
Self-directed accounts	591,927	—	—	—	591,927
Total investments	11,926,088	1,024,386	10,996,601	—	23,947,075

Total Assets	11,926,088	1,024,386	10,996,601	—	23,947,075

Liabilities				—

Net Assets Available for Benefits	$11,926,088	$1,024,386	$10,996,601	$—	$23,947,075

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2004

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total

Assets:
Investments, at fair value:
Mutual funds	$2,864,492	$—	$—	$—	$2,864,492
Warrants	15,529	5,056	13,154	44,918	78,657
Company stock	5,575,285	1,129,541	10,055,042	11,353,092	28,112,960
Self-directed accounts	720,310	—	—	—	720,310
Total investments	9,175,616	1,134,597	10,068,196	11,398,010	31,776,419

Receivables:
Participant contributions	16,041	—	—	—	16,041
Total receivables	16,041	—	—	—	16,041

Total Assets	9,191,657	1,134,597	10,068,196	11,398,010	31,792,460

Liabilities:
Long-term debt (Note 8)	—	—	—	6,215,492	6,215,492
Total liabilities	—	—	—	6,215,492	6,215,492

Net Assets Available for Benefits	$9,191,657	$1,134,597	$10,068,196	$5,182,518	$25,576,968

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

		Non-Participant Directed
	Participant	401(k)
	Directed	Match	Allocated	Unallocated	Total
Additions to Net Assets Attributed To:
Net appreciation (depreciation) in fair value of investments	$5,134,702	$465,645	$4,216,552	$2,389,755	$12,206,654
Allocation of gain for the remaining 335,574 shares of common stock after loan payoff	2,391,048	312,660	2,809,766	(5,513,474)	—
Transfer of 36,321 shares of common stock from proceeds of sale of warrants and interest income, at weighted average cost	126,430	311	129,778	(256,519)	—
Contributions:
Employer	—	—	—	—	—
Employee, purchased 255,194 shares of common stock of the Company at weighted average cost	1,802,280	—	—	—	1,802,280
Employee purchase in mutual fund accounts	82,072	—	—	—	82,072
Employee purchase in self-directed accounts	5,570	—	—	—	5,570
Total additions	9,542,102	778,616	7,156,096	(3,380,238)	14,096,576
Deductions from Net Assets Attributed To:
Allocation of 255,194 shares of common stock of the Company, at weighted average cost	—	—	—	1,802,280	1,802,280
Benefits paid to participants	6,807,671	888,827	6,227,691	—	13,924,189
Total deductions	6,807,671	888,827	6,227,691	1,802,280	15,726,469
Net increase (decrease) in net assets available for benefits	2,734,431	(110,211)	928,405	(5,182,518)	(1,629,893)
Net Assets Available for Benefits:
Beginning of year	9,191,657	1,134,597	10,068,196	5,182,518	25,576,968
End of year	$11,926,088	$1,024,386	$10,996,601	$—	$23,947,075

See notes to these financial statements.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.          SUMMARY DESCRIPTION OF THE PLAN:

On June 7, 2005, Cimarex Energy Co. (Cimarex) completed the acquisition of Magnum Hunter Resources, Inc. (MHR).  On June 13, 2005, MHR merged into Cimarex with Cimarex being the surviving entity.

The following is a brief description of the Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) which is provided for general information purposes only.  Participants should refer to the Plan document, effective January 1, 2001, and amendments thereto for more complete information.

Magnum Hunter Resources, Inc. (the “Company”) established the Plan effective as of January 1, 2001.  As of June 7, 2005, the Plan was amended to terminate the Plan as of June 6, 2005.  The ESOP portion of the Plan was converted to a profit sharing plan.  The participants are allowed to sell their shares of Company stock and allocate proceeds to other investments available in the Plan.  Gary C. Evans, Chairman, President and CEO of Magnum Hunter Resources, Inc., was the Plan’s Trustee until May 31, 2005.  The successor Trustee of the Plan is AST Company.

The Plan purchased Company common shares using the proceeds of a term promissory note (see Note 8) to the Company, and holds the stock in a trust established under the Plan.  The borrowing is to be repaid over a period of five years by fully deductible Company contributions to the trust fund.  As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.  As of December 31, 2005, all participants were fully vested as of date of termination.  All outstanding promissory notes have been paid in full and all remaining shares from the suspense account have been allocated as gains to the participant accounts.

The borrowing is collateralized by the shares of stock purchased by the proceeds of the loan.  The lender has no rights against shares once they are allocated under the ESOP.  Accordingly, the financial statements of the Plan as of December 31, 2005 and 2004 and for the year ended December 31, 2005 presents separately the assets and liabilities and changes therein pertaining to:

(a)  The accounts of employees with vested rights in allocated stock (Allocated) and

(b)  Stock not yet allocated to employees (Unallocated).

General — The Plan is a defined contribution employee benefit plan sponsored by the Company.  Under the terms of the Plan, employees, upon reaching the age of 21, are eligible for participation after one month of employment.  Entry into the Plan is on the first day of the calendar month after completing eligibility requirements.  In addition, the ESOP contribution requires the participant to be employed on the last day of the year and worked over 500 hours.  The Plan is subject to the provisions of ERISA.

Contributions — Participants may make pre-tax contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the Code, or 15% of their eligible compensation.  The Company may make discretionary matching contributions, allocated based upon salary deferrals.  The Company may also elect to make general profit-sharing contributions, or ESOP contributions, which are allocated to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants.  The Company has made no discretionary contributions as of December 31, 2005.  As a result of the Plan’s termination, no contributions were made to the Plan after May 31, 2005.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and an allocation of the employer’s discretionary matching and ESOP contributions.  Allocations are based on participant earnings or account balances, as defined.

Vesting — Participants are immediately vested in their pre-tax contributions and earnings thereon.  As of June 6, 2005, the Plan was terminated and the participants became 100% vested.  Prior to June 6, 2005, employer contributions and earnings vested in accordance with the following schedule:

Years of Continuous Service	Percentage
Less than 1	0%
1	40%
2	60%
3	80%
4 or more	100%

Payment of Benefits — No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company and its participating subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

Expenses — The Company provides, at no cost to the Plan, certain administrative and accounting services and also pays the cost of certain outside services on behalf of the Plan.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting — Due to the decision to terminate the Plan during 2005, the financial statements for 2005 have been prepared using the liquidation basis of accounting.  The 2004 financial statements were prepared on the accrual basis of accounting.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account represents a forfeiture, as defined by the Plan document.  There were no forfeitures of terminated non-vested account balances allocated to remaining participants at December 31, 2005.  At December 31, 2004, there was $33,966 of forfeitures from terminated non-vested account balances to be allocated.

Investment Valuation — Investments in marketable equity securities and mutual funds are reported at fair value which represents liquidation value due to the Plan termination.  The 2004 financial statements are stated at fair value as of December 31, 2004.   Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Diversification — Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.  Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.  Diversification is offered to each eligible participant over a six-year period.  In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.  Participants who elect to diversify will be invested in one or more pooled separate funds.

As required by the Pension Protection Act of 2006, all participants may diversify up to 100% of the Company stock in their accounts.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.          INVESTMENTS:

During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value in the amount of $12,206,654.

As of May 31, 2005, the Company exercised warrants for $251,034 and purchased 35,545 shares of stock for the participants with the proceeds.  The Company purchased 776 shares of stock from proceeds of interest earned on brokerage accounts in the amount of $5,485.  In addition, the Plan returned 252,994 of the Company’s common stock from the suspense account at fair market value of $4,156,693 as payment on the outstanding loans.  The remaining 335,574 shares totaling $5,513,474 in the suspense account were allocated to the participants as gains.

On June 7, 2005, Cimarex completed its acquisition of Magnum Hunter Resources.  The terms of the merger agreement provided that Magnum Hunter shareholders receive 0.415 shares of Cimarex common stock for each share of Magnum Hunter common stock.

The Plan’s investment in Company stock at December 31, 2005 and 2004 are presented in the following tables:

2005	Participant- Directed	401(k) Match	Allocated	Unallocated

Number of shares	114,491	23,068	252,794	—

Market	$4,924,243	$992,149	$10,872,654	$—

2004	Participant- Directed	401(k) Match	Allocated	Unallocated

Number of shares	432,192	87,339	779,460	880,083

Market	$5,575,285	$1,129,541	$10,055,042	$11,353,092

The estimated fair value of the Company common stock is determined by the market.

The following table presents the fair value of investments that represented 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004

Company Stock	$16,789,046	$28,112,960
AXA Enterprise Money Market	$2,039,278	$370,042

No other investments represented 5% or more of the Plan’s net assets as of December 31, 2005 and 2004.

4.          TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated June 23, 2001, that the Plan and related Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.

5.          PLAN TERMINATION:

As of June 6, 2005, the Company has terminated the Plan.  The participants became 100 percent vested in their accounts, and the entire account values of participants affected by such termination will be distributed to the participants.

Cimarex management intends to submit Form 5310 to the Internal Revenue Service (IRS) to obtain a determination that the termination of the Plan does not adversely affect its qualification.  It is the intent of the management of Cimarex to liquidate this Plan once audits for all applicable years are completed, and the IRS issues a favorable determination letter and the Department of Labor and/or IRS issue statements referred to in Notes 10 and 11.

6.          RELATED PARTY TRANSACTIONS::

Certain plan investments are shares of mutual funds and a money market fund, which are managed by AXA Enterprise Funds, which is also the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  In addition, the plan owns shares of common stock in the Company, which is the sponsor of the plan and therefore, these transactions qualify as party in interest.

7.          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

There are no differences between the financial statements and the Form 5500 for 2005 and the amended Form 5500 for 2004.

8.          PROMISSORY NOTE:

In 2004, the Plan entered into a $2,259,075 note agreement with the Company.  The proceeds of the loans were used to purchase Company’s common stock. Unallocated shares are collateral for the loans.  The agreement provides for the loans to be repaid over five years with the principle balance due and payable at the end of the five years.  The loans bear no interest.  The Plan had no outstanding promissory notes at December 31, 2005 and the balance at December 31, 2004 was $6,215,492.

9.          EMPLOYER CONTRIBUTIONS:

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal due on its term loan.

10.        PROHIBITED TRANSACTION — EMPLOYER SECURITIES:

During 2002, the Plan held employer securities that were not “qualifying employer securities” and, as a result, engaged in a prohibited transaction for which the Plan’s then-fiduciaries did not obtain a prohibited transaction exemption.  The prohibited transaction was corrected in 2005 by exercising the warrants or allowing them to expire and allocating the stock purchased pursuant to the exercise to participant accounts.  The successor to the then-Plan Sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter.  In addition, the successor intends to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction.

11.        PROHIBITED TRANSACTION — PROMISSORY NOTES:

The prior Plan Sponsor made loans to the ESOP portion of the Plan that the current Plan Sponsor believes did not satisfy all of the requirements of ERISA Section 408(b)(3) and Department of Labor Regulation Section 54.408b-3 as well as Code Section 4975(d)(3) and Treasury Regulation Sections 54.4975-7 and 54.4975-11 needed to qualify for an exemption from the prohibited transaction rules. The loans were repaid under the supervision of the prior Plan Sponsor and, as a result, the prohibited transactions were corrected. The successor to the prior plan sponsor has been in contact with representatives of the Department of Labor to determine how to conclude this matter and submitted an application to the Department of Labor under the Voluntary Fiduciary Correction Program to confirm the correction on September 14, 2006.  The successor received a letter from the Department of Labor dated April 4, 2007 that the Department does not intend to initiate an investigation at this time.  In addition, the successor intends to submit an application to the Internal Revenue Service under the Voluntary Compliance Program to confirm the correction.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2005

EIN 87-0462881

(A)*	(B) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investments	(D) Cost Basis	(E) Current Value

*	AXA Enterprise Growth A	Mutual Funds	a	$1,166,159
*	AXA Enterprise Equity Income A	Mutual Funds	a	218,484
*	AXA Enterprise Capital Appreciation A	Mutual Funds	a	58,234
*	AXA Enterprise International	Mutual Funds	a	168,954
*	AXA Enterprise Government	Mutual Funds	a	987,166
*	AXA Enterprise High Yield Bond A	Mutual Funds	a	18,607
*	AXA Enterprise Money Market A	Mutual Funds	a	2,039,278
*	AXA Enterprise Small Company Value	Mutual Funds	a	367,121
*	AXA Enterprise Growth and Income	Mutual Funds	a	437,754
*	AXA Enterprise Multi-Manager	Mutual Funds	a	286,046
*	AXA Enterprise Global Socially Responsive Fund	Mutual Funds	a	692
*	AXA Enterprise Mergers and Acquisitions	Mutual Funds	a	117,363
*	AXA Enterprise Deep Value A	Mutual Funds	a	82,864
*	AXA Enterprise Moderate — Plus	Mutual Funds	a	4,202
*	AXA Enterprise Short Duration	Mutual Funds	a	357,897
*	Cash	Cash	a	46,203
*	Cimarex Stock	Common Stock		16,789,046
	Self-Directed Accounts	Self-Directed	a	591,927
	TEL Offshore Trust	Common Stock	a	209,078

	Total assets held			$23,947,075

*                    This column will have an asterisk on each line that is identified as party-in-interest to the Plan (Note 6).

a                     The cost of participant-directed investments is not required to be disclosed.

MAGNUM HUNTER RESOURCES, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2005

EIN 87-0462881

(A) Identity of Party Involved	(B) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(C) Purchase Price	(D) Selling Price	(E) Cost of Asset	(F) Current Value of Asset on Transaction Date	(G) Net Gain or Loss

Magnum Hunter Resources, Inc.	Unallocated shares of common stock	$1,786,743	—	1,786,743	$4,156,693	2,369,950

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Magnum Hunter Resources, Inc. 401(k) Employee Stock Ownership Plan

Date:  September 17, 2007

BY:	/s/ James H. Shonsey
James H. Shonsey
Vice President, Chief Accounting Officer and Controller

BY:	/s/ Paul Korus
Paul Korus
Vice President, Chief Financial Officer and Treasurer